PELAREOREP a transformative dsRNA immunotherapy platform for gastrointestinal tumors October 2025 Oncolytics Biotech Exhibit 99.1

2 Forward-Looking Statements Overview Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has passed upon the adequacy or accuracy of this presentation. Any representation to the contrary is a criminal offense. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”). Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements are statements that are not historical facts, and include, but are not limited to, statements regarding our belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic, our stated goals and objectives, our anticipated patent protection, our belief in the commercial opportunities for pelareorep, pelareorep’s safety profile, expectations regarding the size and growth of the total addressable market with respect to various types of cancer, expectations regarding future studies and trials, including with respect to the timing, size, benefits, potential, feasibility, and results thereof, and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will occur or be achieved. All forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements. There can be no assurance that such assumptions will prove to be correct. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are difficult to predict and are generally beyond our control, and which may cause the actual results, performance or achievements of Oncolytics, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements and cause Oncolytics’ actual results to differ materially from those in the forward-looking statements are described further under the section heading “Item 3. Key Information –D. Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws. Market and Industry Data In this presentation, the Company relies on and refers to certain information and statistics obtained from third party sources which it believes to be reliable. The Company has not independently verified the accuracy or completeness of any such third party information. This data involves many assumptions and limitations and is subject to change, and therefore you are cautioned not to give undue weight to these estimates. In addition, this presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of the Company. The recipient should make its own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as it deems necessary. Trademarks and Copyright This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the ® and symbols, but the Company will assert to the fullest extent under applicable law the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Projections This presentation contains financial and other forecasts for the Company with respect to certain financial and other results for future periods. The projections are forward looking statements included for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not materially different from those presented in the prospective financial information. Oncolytics Biotech

MISSION We will leverage our proprietary product candidate, pelareorep (pela), an investigational first-in-class double-stranded RNA immunotherapeutic agent, to establish a platform immunotherapy for the treatment of gastrointestinal (GI) tumors. We believe GI tumors are the largest unmet medical need in oncology and seek to provide patients across multiple GI tumors with a tolerable immunotherapy that increases the chances they will live longer lives.

PELAREOREP PROPOSED MECHANISM OF ACTION

Oncolytics Biotech

Pelareorep Treatment

Intravenous pela evades neutralization by associating with mononuclear cells in the blood and is delivered to the tumor.

Cold Tumor

Pela selectively infects and replicates in tumor cells with RAS pathway mutations. Pela replication produces dsRNA in tumor cells.

Hot Tumor

Pela infection kills some tumor cells by cell lysis and initiates an inflammatory response, through activation of chemokines and cytokines creating a "hot" tumor.

Tumor Under Attack

The pela-initiated inflammatory response results in activation and expansion of TIL clones that can attack and kill the tumor.



1 Intravenous administration
T cell
Mø
Antibody-bound pela
Vein
2 Pela delivery to tumor
Tumor-bearing organ
Introduction of dsRNA into tumor cells
Pela
dsRNA
3 Pela selectively infects cancer cells via the RAS pathway
TIL clone
TIL clone
Pela
tumor cell
TIL clone
Pela-infected tumor cell
5 Hot tumor secretes type I IFN & chemokines
lymph node
anti-viral T cell
APC
anti-tumor T cell
Activated TIL clone
Activated TIL clone
dying tumor cell
type I IFN
Activated TIL clone
chemokines/ cytokines
4 Some tumor cells are killed by pela infection
6 Chemokines and cytokines activate TIL clones in LN
7 Expanded TIL clones in blood are attracted to the tumor by chemokines
8 Activated TIL clones destroy tumor cells

Pela – pelareorep | dsRNA – double-stranded RNA | TIL clone – Unique tumor-infiltrating lymphocyte | APC – antigen presenting cell | LN – lymph node | Mø – monocyte

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5 Indication treated with IV Pela # of biopsied tumors # Pela-positive biopsies Pancreatic ductal adenocarcinoma 12 12 Metastatic colorectal cancer 12 11 Head and neck cancer 3 3 Gliomas/metastatic brain tumors 9 8 Relapsed multiple myeloma 20 20 Primary breast cancer 23 23 Other 4 4 1. Berkeley, et al. Can Immunol Res. 2018 2. Adair, et al. Sci Transl Med. 2012 3. Mahalingam, et al. British J Can. 2023 4. Ilett, et al. Gene Ther 2009 5. Ilett, et al. Clin Cancer Res. 2011 6. Phillips, et al. Oncolytic Virother. 2018 Brown staining: PELA RNA Pela RNA is found in tumor but not stromal cells Pela is found in almost all on-treatment tumor biopsies PELAREOREP HAS BEEN OBSERVED TO REPLICATE IN ALMOST ALL EVALUATED TUMORS Oncolytics Biotech

BROAD CLINICAL EXPERIENCE AND WELL-UNDERSTOOD SAFETY RESULTS

Oncolytics Biotech

Pela has been evaluated in

>20 Oncolytics-sponsored studies and several externally sponsored studies (NCI, CCTG, etc.)

Multiple cancer indications (breast, pancreatic, colorectal, myeloma, brain, etc.)

>1,200 patients treated, including >300 patients with GI tumors

Most common PELA-adverse reactions:

- "Flu-like" symptoms: Fever, chills, headache, fatigue, myalgia, cough, anorexia
- GI symptoms also common: Nausea, diarrhea, vomiting
- Lymphopenia, neutropenia, thrombocytopenia also common, but rarely clinically significant
- No maximum tolerated dose (MTD) identified
- Adverse events usually last <6 hours and can be managed with OTC medications

Results from a pooled safety analysis (2017):

- A total of 563 patients were studied
- Fatigue was the most common grade ≥3 treatment-related adverse event (TRAE) (<10%)
- Grade ≥3 neutrophil count decreased and/or WBC decreased (<20%)
- Addition of pelareorep did not increase the frequency or severity of grade ≥3 TRAEs
- Most common serious TRAEs (<5%): fever, febrile neutropenia, sepsis and flu-like syndrome
- Considered "generally well-tolerated"

NCI: National Cancer Institute; Canadian Cancer Trials Group

Gutierrez, A.A., et al., Pooled data analysis of the safety and tolerability of intravenous pelareorep in combination with chemotherapy in 500 + cancer patients, Annals of Oncology, Volume 28, V422, September 2017

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MARKET OPPORTUNITY WITHIN PELAREOREP'S TARGETED INDICATIONS

Oncolytics Biotech

Gastrointestinal cancer is the fastest growing cancer in the world in people under 50 years old

1L Metastatic Pancreatic Ductal Adenocarcinoma (mPDAC)

- ~ 500,000 patients globally[1]
- ~ $3 billion total addressable market with 15% CAGR to 2032[2]
- Chemotherapy standard of care with no approved immunotherapy
- 3% mPDAC 5-year survival rate[3]

2L Metastatic Colorectal Cancer (mCRC)

- ~ 1,900,000 patients globally[4]
- ~ $12.5 billion total addressable market with 4.7% CAGR to 2033[5]
- KRAS mutant patient population high unmet medical need
- 15% mCRC 5-year survival rate[6]

2L unresectable Squamous Cell Anal Carcinoma (SCAC)

- ~ 54,000 patients globally[7]
- ~ $1.01 billion total addressable market with 8.7% CAGR to 2032[8]
- Evolving standard of care with very few treatment options
- 36% mSCAC 5-year survival rate[9]

1. https://www.wcrf.org/preventing-cancer/cancer-statistics/pancreatic-cancer-statistics/. 2. https://www.fortunebusinessinsights.com/pancreatic-cancer-treatment-market-101989. 3. https://www.cancer.org/cancer/types/pancreatic-cancer/detection-diagnosis-staging/survival-rates.html. 4. https://www.wcrf.org/preventing-cancer/cancer-statistics/colorectal-cancer-statistics/. 5. https://media.market.us/colorectal-cancer-therapeutics-market-news/. 6. https://www.cancer.org/cancer/types/colon-rectal-cancer/detection-diagnosis-staging/survival-rates.html. 7. https://gco.iarc.who.int/media/globocan/factsheets/cancers/10-anus-fact-sheet.pdf. 8. https://www.marketresearchfuture.com/reports/anal-cancer-market-1530. 9. https://www.cancer.org/cancer/types/anal-cancer/detection-diagnosis-staging/survival-rates.html.

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PELAREOREP CLINICAL DEVELOPMENT

CLINICAL POC ACROSS TARGETED INDICATIONS GUIDES STRATEGIC SEQUENCING

Oncolytics Biotech

Targeted indication	SOC benchmark*	Pela Data	Delta
2L mCRC (KRAS mutant)	OS: 11.2 mo, PFS: 5.7 mo[1]	OS: 27 mo, PFS: 16.6 mo[8]	~ 2-3x
≥2L SCAC	ORR: 11-24%[2-5]	ORR: 30%	~ 1.5-3x
1L mPDAC	2-year OS rate: ~ 9%[6, 7]	2-year OS rate: ~ 22%[6]	~ 2.5x

Development sequencing, short-term to long-term

- 2L SCAC: fastest potential registration path with potential single-arm study in rare disease with few treatment options
- 2L mCRC: biomarker-driven IST in KRAS mutant population to offset costs while validating the platform potential
- 1L mPDAC: could be only registration-directed study with an immunotherapy candidate in indication; will seek partnership for study

mPDAC: metastatic pancreatic ductal adenocarcinoma; mCRC: metastatic colorectal cancer; SCAC: squamous cell carcinoma of the anal canal; pela: pelareorep; IST: investigator-sponsored trial; 1L: First-Line; 2L: Second-Line; SOC: standard of care; OS: overall survival; PFS: progression-free survival; *Benchmarks do not represent a head-to-head analysis, caution should be exercised when comparing data against unrelated studies or trials. 1. Bennouna J. Lancet Oncol (14):29-37, 2013. 2. Rao S, et al. Phase II study of retifanlimab in patients (pts) with squamous carcinoma of the anal canal (SCAC) who progressed following platinum-based chemotherapy. Annals of Oncology. 2020 September. 3. Marabelle A, et al. Pembrolizumab for previously treated advanced anal squamous cell carcinoma: results from the non-randomised, multicohort, multicentre, phase 2 KEYNOTE-158 study. Lancet Gastroenterol Hepatol. 2022 May;7(5):446-454. 4. Lonardi S, et al. Randomized phase II trial of avelumab alone or in combination with cetuximab for patients with previously treated, locally advanced, or metastatic squamous cell anal carcinoma: the CARACAS study. J Immunother Cancer. 2021 November;9(11):e002996. 5. Morris V, et al. Nivolumab for previously treated unresectable metastatic anal cancer (NCI9673): a multicentre, single-arm, phase 2 study, The Lancet Oncology, Volume 18 Issue 4, 2017. 6. https://oncolyticsbiotech.com/press_releases/oncolytics-biotech-highlights-transformative-pelareorep-survival-data-in-multiple-tumors-and-commitment-to-registration-enabling-studies/. 7. Mahalingam G, et al. A Phase II Study of Pelareorep (REOLYSIN®) in Combination with Gemcitabine for Patients with Advanced Pancreatic Adenocarcinoma. Cancers (Basel). 2018 May 25;10(6):160. 8. Goel, et al. Mol Cancer Ther (19): 1148-56, 2020

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CLINICAL DEVELOPMENT PIPELINE

Oncolytics Biotech

Near-term rare disease opportunity in SCAC and long-term platform expansion in CRC and PDAC

Program	Collaborator	Combination	Phase 1	Phase 2	Registration-Enabling Phase 3	Anticipated Milestone
1L PDAC						
Pivotal Study	Partner Expected	pela + GnP +/- CPI				Expect to seek partnership for study
GOBLET cohort 5 Newly Diagnosed PDAC	Roche; PANCREATIC CANCER ACTION NETWORK	pela + mFOL +/- atezo				US sites open 1H 2026; fully-enrolled 2H 2026
2L CRC						
KRAS-mutant Biomarker-focused IST	Rutgers University	chemo + bev +/- pela				IST to launch 1H 2026
2L SCAC						
GOBLET cohort 4 ≥2L Unresectable SCAC	Roche	pela + atezo				Data expected Q4 2025; US sites open 1H 2026
Pivotal Study	TBD	pela + CPI				Potential single-arm study launch Q3 2026

PDAC: pancreatic ductal adenocarcinoma; CRC: colorectal cancer; SCAC: squamous cell carcinoma of the anal canal; pela: pelareorep; GnP: gemcitabine + nab-paclitaxel; CPI: checkpoint inhibitor; mFOL: modified FOLFIRINOX; atezo: atezolizumab; IST: investigator-sponsored trial; bev: bevacizumab; 1L: First-Line; 2L: Second-Line

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PANCREATIC CANCER PROGRAM *Received FDA Fast Track & Orphan Drug Designations

12 Clinical results of pelareorep in first-line mPDAC studies Company (Study) Description (Patients) 1-Year Survival 2-Year Survival Notes Oncolytics (REO 017) Pelareorep + Gemcitabine (34 patients) 45% vs. 22% 24% vs. 4% DCR: 83% vs. 33% Single arm vs. gemcitabine benchmark Oncolytics/NCI (NCI 8601) Paclitaxel/Carboplatin + Pelareorep (36 patients) vs. Paclitaxel/Carboplatin (37 patients) 34% vs. 28% 20% vs. 6% Randomized study vs. control arm (excluding crossover) Oncolytics (REO 029 – Cohort 1) Pelareorep + Gemcitabine/ Nab-Paclitaxel + atezolizumab (13 patients) 45% vs. 35% N/A ORR: 62% vs. 23% Single arm vs. gemcitabine/ nab-paclitaxel benchmark Oncolytics (REO 029 – Cohort 5) Pelareorep + modified FOLFIRINOX +/- atezolizumab (enrolling; 60 patients expected) TBD TBD CONSISTENT SURVIVAL BENEFIT OBSERVED IN MULTIPLE 1L MPDAC STUDIES mPDAC: metastatic pancreatic ductal adenocarcinoma; DCR: disease control rate; ORR: overall response rate; NCI: National Cancer Institute Oncolytics Biotech

13 24.0% REO 017: Pela + G NCI 8601: Pela + CP Study Carrato: GnP + mFOLFOX Carrato: GnP Okusaka: Gem + S1 Okusaka: S1 Conroy: FOLFIRINOX Okusaka: Gem Von Hoff: GnP Von Hoff: Gem Conroy: Gem Weighted mean of comparator arms 2-year Survival Rate 0% 10% 20% 30% 22.4% 9.2% 4.6% 9.0% 4.0% 7.6% 9.4% 10.9% 11.6% 9.2% 20.0% Select comparator treatment arms Pela-based therapy Difference in weighted mean 24-mo survival rates: 9.2% vs. 21.9% 2-year survival Pela-based therapy 21.9% Comparator treatment arms (n=9) 9.2% References FOR ILLUSTRATIVE PURPOSES ONLY – not a head-to-head analysis. Differences exist between subject characteristics and trial designs, and caution should be exercised when comparing data across unrelated studies. Carrato, et al., NEJM Evid. 2024 Mahalingam, et al. Cancers. 2018 Okusaka, et al., Res Clin Oncol. 2017 Noonan, et al., Mol Ther. 2016 Von Hoff, et al., NEJM, 2013 Conroy, et al., NEJM, 2011 Legend G / Gem = gemcitabine CP = carboplatin GnP = gemcitabine + nab-paclitaxel S1 = oral fluoropyrimidine FOLFOX = folinic acid, fluorouracil and oxaliplatin FOLFIRINOX = FOLFOX + irinotecan Dotted lines = weighted means Weighted mean = 21.9% 2-YEAR SURVIVAL RATES IN 1L METASTATIC PDAC: COMPARISON TO LANDMARK STUDIES Oncolytics Biotech

COLORECTAL CANCER PROGRAM

15 Translational data from REO 022 and REO 013 studies support observed benefit1, 7, 8: • Viral replication and immune activation shown in mCRC tumors • Dendritic cell maturation and CD8+ T cell activation alter TME and enabled tumors to respond to treatment REO 022 study in 2L KRAS mutant mCRC results more than double historical third-party benchmarks1, 2: • PFS: 16.6 months vs 5.7 months (pelareorep + FOLFIRI + bevacizumab vs. FOLFIRI + bevacizumab) • OS: 27.0 months vs 11.2 months (pelareorep + FOLFIRI + bevacizumab vs. FOLFIRI + bevacizumab) EFFICACY RESULTS FOR PELAREOREP IN COLORECTAL CANCER DEMONSTRATED ACROSS MULTIPLE STUDIES *FOR ILLUSTRATIVE PURPOSES ONLY – not a head-to-head analysis. Differences exist between subject characteristics and trial designs, and caution should be exercised when comparing data across unrelated studies. 2L: second-line; mCRC: metastatic colorectal cancer; FOLFIRI: fluorouracil, leucovorin, and irinotecan; PFS: progression-free survival; OS: overall survival; 3L: third-line; DCR: disease control rate; TME: tumor microenvironment. 1. Goel, et al. Mol Cancer Ther (19): 1148-56, 2020; 2. Bennouna J. Lancet Oncol (14):29-37, 2013; 3. Ungerechts G et al. Pelareorep + atezolizumab and chemotherapy in third-line (3L) metastatic colorectal cancer (mCRC) patients – Interim results from the GOBLET study, ESMO Congress 2023; 4. Mayer et al. N Engl J Med 2015; 372:1909-1919; 5. Moriwaki et al. The Oncologist 2018; 23(1):7-15; 6. Bachet et al. ESMO Open. 2020 Jun;5(3):e000698.; 7. Adair RA, et al. Cell carriage, delivery, and selective replication of an oncolytic virus in tumor in patients. Sci Transl Med. 2012 Jun 13;4(138):138ra77; 8. El-Sherbiny YM et al Controlled infection with a therapeutic virus defines the activation kinetics of human natural killer cells in vivo Clin Exp Immunol 2015 Apr;180(1):98-107 Data from GOBLET in 3L mCRC met predefined efficacy criteria and exceed historical third-party benchmarks3, 4, 5, 6: • 40% DCR and 33% 12-month survival rate • PFS: 2.8 month and median OS: 8.0 months Oncolytics Biotech

ANAL CANCER PROGRAM

17 ORR: objective response rate; 2L: second-line; SCAC: squamous cell carcinoma of the anal canal; pela: pelareorep; atezo: atezolizumab; DCR: disease control rate; CR: complete response; PR: partial response; PD: progressive disease; SD: stable disease *Complete response (CR) recorded by the investigator based on RECIST version 1.1 criteria and a reduction in the size of the malignant lymph node target lesions to normal and the disappearance of all non-target lesions PELA + ATEZO IN ≥2L SCAC Oncolytics Biotech PD 128% PD 100% PD 79% PD 60% PD 50% PD 45% PD 41% PD 33% PD 29% PD 27% PD 26% PD 13% PD 11% SD 0% PR -33% PR -40% PR -47% PR -53% CR* -64% CR -100% -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100% 120% 140% 160% Tumor Response % Change From Baseline • 30% ORR in 20 evaluable patients • Awaiting feedback on 4 additional scans • Steady enrollment with US sites expected to open by Jan. 2026 • Durable responses: • 2 CR (one response lasting 15 and the other ~28 months and ongoing) • 4 PR (one at week 8, two at week 16, one lasting 64 weeks) Strong efficacy signal with immunotherapy combination without chemo in difficult cancer

REGULATORY, INTELLECTUAL PROPERTY AND MANUFACTURING

REGULATORY STRATEGY BASED ON EXTENSIVE CLINICAL DATA

Oncolytics Biotech

Regulatory Strategy

- Proof of concept solidly established in three GI tumors
- Focus on most efficient regulatory path in high unmet medical need indications with large commercial potential
- Utilize regulatory designations and biomarker driven studies
- 1L PDAC study with chemo and CPI expected to focus on overall survival with two experimental arms
- 2L CRC study expected to be biomarker driven IST in KRAS mutant patient population
- 2L SCAC study expected to be a single arm study with an approval based on ORR
- Continue partnership discussions to advance development quickly and efficiently

Indication	Design	Trial Activities (estimated)
1L PDAC	Randomized; Partnered	2H 2025
2L CRC	Randomized; IST	1H 2026
2L SCAC	Single-Arm; Sponsored	1H 2026

Commercial Strategy

- Position pelareorep as a platform in a product in three GI indications
- Partners interested in launching a platform immunotherapy in GI indications can enter at any point during the clinical development pathway

GI: gastrointestinal; PDAC: pancreatic ductal adenocarcinoma; CRC: colorectal cancer; SCAC: squamous cell carcinoma of the anal canal; CPI: checkpoint inhibitor; 1L: First-Line; 2L: Second-Line; ORR: objective response rate; IST: investigator-sponsored trial

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Patent numbers as of June 30, 2025 20 Intellectual Property • 147 patents issued worldwide • New patents expected to extend manufacturing and method of use protection into 2044 • Composition of matter protection through 2028 • Existing method of use and manufacturing protection through 2031 • Pending filings for proprietary manufacturing methods regarding virus harvest and extraction Manufacturing • Non-genetically modified Reovirus • No special handling requirements • High yield and low COGs • Made in Carlsbad, California from products generally sourced in the USA • Transferrable technology and procedures with clean IP ownership profile • Easy to scale for large studies or commercial launch in multiple indications IP PROFILE AND MANUFACTURING CHARACTERISTICS Oncolytics Biotech

21 Kirk Look, CA, MSJ Chief Financial Officer Thomas Heineman, M.D., Ph.D. Chief Medical Officer Allison Hagerman, PEng, PMP, MBT VP, Product Development Amy Levin, RN, BSN VP, Clinical Operations Andrew Aromando Chief Business Officer Jared Kelly Chief Executive Officer Board Member INNOVATIVE LEADERSHIP TEAM WITH STRONG IMMUNO-ONCOLOGY, BUSINESS DEVELOPMENT, CLINICAL TRIAL AND FINANCE EXPERTISE Transactional expert having led more than 50 deals, including $2 billion Ambrx sale to JNJ in 2024 Over two decades of clinical experience, including at oncology focused biotechs Over 20 years of finance and accounting expertise focused on biotech and public company matters Nearly 30 years of drug development experience with an expertise in virology and oncology Over 30 years of expertise in oncology portfolio optimization and business development transactions Expertise in supply chain management, process performance qualification and manufacturing Oncolytics Biotech